--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            SWISS ARMY BRANDS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                             SABI ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                                 VICTORINOX AG
                      (NAME OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   870827102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              CHARLES ELSENER, SR.
        CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF VICTORINOX
                                 VICTORINOX AG
                            SCHMIEDGASSE 57, CH-6438
                           IBACH-SCHWYZ, SWITZERLAND
                                41 41 81 81 211
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------
                                    COPY TO:
                              CLAUDE A. BAUM, ESQ.
                       BROWN RUDNICK BERLACK ISRAELS LLP
                              120 WEST 45TH STREET
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 704-0100
                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $32,095,854                                             $2,952.82
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee. Calculated by multiplying $9.00, the per share tender offer price, by 3,566,206, the sum of
   (i) 2,666,706 currently outstanding shares of common stock of Swiss Army Brands, Inc. and (ii) outstanding options with an exercise price of less than $9.00 with respect to 899,500 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       AMOUNT PREVIOUSLY PAID: ----------         FILING PARTY: ----------

       FORM OR REGISTRATION NO.: ----------         DATE FILED: ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox"), and SABI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Victorinox. This Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Swiss Army Brands, Inc., a Delaware corporation (the "Company"), for $9.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

    As permitted by General Instruction F to Schedule TO, all information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1 through 9 and 11 of this Schedule TO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated July 23, 2002.
(a)(1)(B)  Form of Letter of Transmittal.
(a)(1)(C)  Form of Notice of Guaranteed Delivery.
(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)  Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.
(a)(1)(G) Letter to Stockholders of the Company dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(G) of Schedule
           13E-3, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A) Press Release issued by Victorinox on June 12, 2002 announcing proposal of the Offer, incorporated by reference to Schedule TO-C filed by Victorinox with the SEC on June
           12, 2002.
(a)(5)(B) Summary newspaper advertisement dated July 23, 2002, and printed in The New York Times.
(a)(5)(C) Press Release issued by Victorinox on July 23, 2002 announcing commencement of the Offer.
(b)        Not applicable.
(c)(1)     Fairness Opinion from Needham & Company, Inc. to the Special
           Committee, dated June 14, 2002, incorporated by reference to Annex A on Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(d)(1)     Complaint of Eugenia G. Vogel against Swiss Army Brands,
           Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002, incorporated by reference to Exhibit (d)(1) of Schedule 13E-3 filed by the Company with the SEC on July 23, 2002.
(d)(2) Complaint of John Calabria against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002, incorporated by reference to Exhibit (d)(2) of Schedule 13E-3 filed by the Company with the SEC on July 23, 2002.
(d)(3) Complaint of Alan R. Kahn against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 13, 2002, incorporated by reference to Exhibit (d)(3) of Schedule 13E-3 filed by the Company with the SEC on July 23, 2002.
(d)(4) Complaint of Brickell Partners against Peter W. Gilson, et al., filed in the Connecticut Superior Court, Judicial
           District of Ansonia-Milford at Milford, on June 19, 2002, incorporated by reference to Exhibit (d)(4) of Schedule
           13E-3 filed by the Company with the SEC on July 23, 2002.
(d)(5)     Letter Agreement dated December 12, 1983 between Victorinox
           Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1994.
(d)(6)     Mutual Agreement dated as of October 20, 1986 between
           Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-2 to Annual Report on Form 10-K of the Company for the fiscal year ended
           December 31, 1994.

(d)(7)     Letter Agreement dated as of October 20, 1986 between
           Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-3 to Annual Report on Form 10-K of the Company for the fiscal year ended
           December 31, 1994.
(d)(8)     Mutual Agreement dated April 6, 1992 between The Forschner
           Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1992.
(d)(9)     Mutual Agreement dated December 21, 1993 between The
           Forschner Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-10 to Annual
           Report on Form 10-K of the Company for the fiscal year ended
           December 31, 1993.
(d)(10)    Letter Agreement dated September 27, 1996 between Swiss Army
           Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997.
(d)(11)    Letter Agreement dated July 15, 1999 between Swiss Army
           Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(9) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(12)    Letter Agreement dated September 15, 2000 between Swiss Army
           Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(10) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(13) Victorinox Swiss Army Watch AG Agreement dated July 30, 2001 between Swiss Army Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K/A filed by the Company with the SEC on August
           17, 2001.
(d)(14)    Share Purchase Agreement, dated as of June 23, 2000 (the
           "Xantia Agreement"), by and among the Company, Swiss Army
           Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
           (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Current
           Report on Form 8-K filed by the Company on August 7, 2000.
(d)(15)    Amendment to the Xantia Agreement, dated as of July 10,
           2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Current Report on Form
           8-K filed by the Company on August 7, 2000.
(d)(16)    Second Amendment to the Xantia Agreement, dated as of July
           24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on August 7, 2000.
(d)(17)    Services Agreement dated as of July 29, 1994 between The
           Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 1994.
(d)(18) Consulting Agreement dated as of December 7, 1991 by and between The Forschner Group, Inc. and Louis Marx, Jr., incorporated by reference to Exhibit (10)-6 to Annual Report on Form 10-K of the Company for the fiscal year ended
           December 31, 1994.
(d)(19)    Confidentiality Agreement dated July 15, 2002 between the
           Company and Victorinox, incorporated by reference to Exhibit
           (d)(21) of Schedule 13E-3, filed by the Company with the SEC on July 23, 2002.
(d)(20)    Letter Agreement dated April 23, 1998 between Swiss Army
           Brands, Inc. and Brae Capital Corporation, incorporated by reference to Exhibit (e)(18) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(f) Section 262 of the Delaware General Corporation Law, included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).
(g)        None.
(h)        None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Financial Statements. Pages F-1 through F-24 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and pages F-1 through F-24 of the Company's Annual Report Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.

     (b) Financial Statements. Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 are incorporated herein by reference.

     The information incorporated by reference may be read and copied at the following locations at the SEC:

   Public Reference Room        New York Regional Office      Chicago Regional Office
   450 Fifth Street, N.W.             233 Broadway            500 West Madison Street,
   Washington, D.C. 20549       New York, New York 10279             Suite 1400
                                                            Chicago, Illinois 60661-2511

     Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. The Company's SEC filings should also be available to the public through commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2002

                                          SABI ACQUISITION CORP.

                                          By: /s/ CHARLES ELSENER, JR.
                                            ------------------------------------
                                            Name: Charles Elsener, Jr.
                                            Title: President

                                          VICTORINOX AG

                                          By: /s/ CHARLES ELSENER, JR.
                                            ------------------------------------
                                            Name: Charles Elsener, Jr.
                                            Title: President

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT NAME
-----------                           ------------
(a)(1)(A)     Offer to Purchase, dated July 23, 2002.
(a)(1)(B)     Form of Letter of Transmittal.
(a)(1)(C)     Form of Notice of Guaranteed Delivery.
(a)(1)(D)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(E)     Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)     Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(1)(G)     Letter to Stockholders of the Company dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(G) of Schedule
              13E-3, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A)     Press Release issued by Victorinox on June 12, 2002
              announcing proposal of the Offer, incorporated by reference to Schedule TO-C filed by Victorinox with the SEC on June
              12, 2002.
(a)(5)(B)     Summary newspaper advertisement dated July 23, 2002, and
              printed in The New York Times.
(a)(5)(C)     Press Release issued by Victorinox on July 23, 2002
              announcing commencement of the Offer.
(b)           Not applicable.
(c)(1)        Fairness Opinion from Needham & Company, Inc. to the Special
              Committee, dated June 14, 2002, incorporated by reference to
              Annex A on Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(d)(1)        Complaint of Eugenia G. Vogel against Swiss Army Brands,
              Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002, incorporated by
              reference to Exhibit (d)(1) of Schedule 13E-3 filed by the
              Company with the SEC on July 23, 2002.
(d)(2)        Complaint of John Calabria against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for
              New Castle County, on June 12, 2002, incorporated by
              reference to Exhibit (d)(2) of Schedule 13E-3 filed by the
              Company with the SEC on July 23, 2002.
(d)(3)        Complaint of Alan R. Kahn against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for
              New Castle County, on June 13, 2002, incorporated by
              reference to Exhibit (d)(3) of Schedule 13E-3 filed by the
              Company with the SEC on July 23, 2002.
(d)(4)        Complaint of Brickell Partners against Peter W. Gilson, et
              al., filed in the Connecticut Superior Court, Judicial
              District of Ansonia-Milford at Milford, on June 19, 2002,
              incorporated by reference to Exhibit (d)(4) of Schedule
              13E-3 filed by the Company with the SEC on July 23, 2002.
(d)(5)        Letter Agreement dated December 12, 1983 between Victorinox
              Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1994.
(d)(6)        Mutual Agreement dated as of October 20, 1986 between
              Victorinox Cutlery Company and The Forschner Group, Inc.,
              incorporated by reference to Exhibit (10)-2 to Annual Report on Form 10-K of the Company for the fiscal year ended
              December 31, 1994.

EXHIBIT NO.                           EXHIBIT NAME
-----------                           ------------
(d)(7)        Letter Agreement dated as of October 20, 1986 between
              Victorinox Cutlery Company and The Forschner Group, Inc.,
              incorporated by reference to Exhibit (10)-3 to Annual Report on Form 10-K of the Company for the fiscal year ended
              December 31, 1994.
(d)(8)        Mutual Agreement dated April 6, 1992 between The Forschner
              Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1992.
(d)(9)        Mutual Agreement dated December 21, 1993 between The
              Forschner Group, Inc. and Victorinox Cutlery Company,
              incorporated by reference to Exhibit (10)-10 to Annual
              Report on Form 10-K of the Company for the fiscal year ended
              December 31, 1993.
(d)(10)       Letter Agreement dated September 27, 1996 between Swiss Army
              Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997.
(d)(11)       Letter Agreement dated July 15, 1999 between Swiss Army
              Brands, Inc. and Victorinox AG, incorporated by reference to
              Exhibit (e)(9) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(12)       Letter Agreement dated September 15, 2000 between Swiss Army
              Brands, Inc. and Victorinox AG, incorporated by reference to
              Exhibit (e)(10) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(13)       Victorinox Swiss Army Watch AG Agreement, dated July 30,
              2001 between Swiss Army Brands, Inc. and Victorinox AG,
              incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K/A filed by the Company with the SEC on August
              17, 2001.
(d)(14)       Share Purchase Agreement, dated as of June 23, 2000 (the
              "Xantia Agreement"), by and among the Company, Swiss Army
              Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
              (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Current
              Report on Form 8-K filed by the Company on August 7, 2000.
(d)(15)       Amendment to the Xantia Agreement, dated as of July 10,
              2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Current Report on Form
              8-K filed by the Company on August 7, 2000.
(d)(16)       Second Amendment to the Xantia Agreement, dated as of July
              24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on
              August 7, 2000.
(d)(17)       Services Agreement dated as of July 29, 1994 between The
              Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30,
              1994.
(d)(18)       Consulting Agreement dated as of December 7, 1991 by and
              between The Forschner Group, Inc. and Louis Marx, Jr.,
              incorporated by reference to Exhibit (10)-6 to Annual Report on Form 10-K of the Company for the fiscal year ended
              December 31, 1994.
(d)(19)       Confidentiality Agreement dated July 15, 2002 between the
              Company and Victorinox, incorporated by reference to Exhibit
              (d)(21) of Schedule 13E-3, filed by the Company with the SEC on July 23, 2002.
(d)(20)       Letter Agreement dated April 23, 1998 between Swiss Army
              Brands, Inc. and Brae Capital Corporation, incorporated by reference to Exhibit (e)(18) of Schedule 14D-9, filed by the
              Company with the SEC on July 23, 2002.
(f)           Section 262 of the Delaware General Corporation Law,
              included as Schedule C of the Offer to Purchase filed
              herewith as Exhibit (a)(1)(A).
(g)           None.
(h)           None.